Exhibit (p)(3)

CODE OF ETHICS

PICTET ASSET MANAGEMENT

(Including:

Pictet Asset Management Limited

Pictet Asset Management SA

Pictet & Cie (Swiss Balanced Accounts))

PICTET INVESTMENT COMPANY LIMITED

January 2008

TABLE OF CONTENTS

SECTION	PAGE
1 OVERVIEW	3
• Introduction
• Persons covered by the Code
• General Principles
• Chief Compliance Officer
• Code Interpretation and Enforcement
• Reporting Code violations
• Sanctions for breaches of the Code
• Certification of Compliance

2. PERSONAL ACCOUNT DEALING RULES	7
• Legal Requirements
• Definitions
• Restrictions on Activities
• Short-Term Trading Profits
• Pre-Clearance of Personal Transactions
• Reporting of Transactions and Disclosure of Holdings
• Record Keeping Requirements
• Waiving the requirements of the Pictet Personal Account Dealing Rules

3. GIFTS AND BENEFITS	14
• General Comments
• Reporting Requirements
• Prohibited Behaviour
• Provision of Gifts or Entertainment to certain US clients
• Other Considerations

4. DEALING WITH PERSONAL CONFLICTS OF INTEREST	17

5. RESPECTING CONFIDENTIAL INFORMATION	20

6. COMPLIANCE AND CODE OF ETHICS CONTACT SHEET	23

APPENDICES	24

A Definition of Beneficial Ownership
B Pictet Directive 8 – Operations for Own Account

1	OVERVIEW

1.1	Introduction

Today’s financial services marketplace is filled with a host of new challenges, changes and opportunities. Amidst these, there is one guiding principle, which will always remain constant: the mandate for integrity.

Only by conducting ourselves and our business in accordance with the highest standards of legal, ethical and moral integrity can we achieve our vision of excellence and our goals for the future.

This Code therefore sets out both the basic principles and the practical steps which must be taken by Pictet Asset Management (“PAM”) and Pictet Investment Company (“PIC”) and their Employees to ensure their conduct is at all times consistent with the highest standards of honesty and fair dealing required under relevant securities laws and expected by our clients.

The Code has been established in accordance with SEC Rule 204A-1 of the Investment Advisers Act 1940, and also complies with the rules of the Financial Services Authority, and the Swiss Federal Banking Commission, together with the internal provisions imposed by Pictet & Cie.

The Executive Board of PAM and the Directors are responsible for ensuring that there are adequate systems and controls in place to manage the conflicts arising from the behaviour of staff. Therefore, this Code of Ethics has been approved by and has the support of the Executive Board and PIC directors.

1.2	Persons covered by the Code

SEC rules require that SEC registered Investment Advisers define who must comply with the Code. Put simply, the Code must apply to any person who has access to non-public information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are non-public. The SEC expects the definition of these “Access Persons” to be widely drawn for investment management firms . Therefore, ALL members of staff of PAM Ltd and PAM SA are deemed to be Access Persons and therefore must comply with all the provisions of the Code. In addition, members of staff of PIC and the Swiss Balanced Team of PAM are required to follow this Code to ensure a common approach to all staff working for PAM and Pictet London.

Each person is responsible for maintaining the highest ethical standards when conducting business. This includes the following:

1)	Always placing the interest of our clients first;

2)	Ensuring that all personal securities transactions are conducted consistent with this Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of your position of trust and responsibility;

3)	Ensuring that the identity of security holdings and financial circumstances of clients remains confidential;

4)	Ensuring the independence in the decision making process of Pictet; and

5)	Not using your position within Pictet inappropriately or taking part in any fraudulent or manipulative practice.

1.3	General Principles

The general principles discussed in this section govern all conduct whether or not the conduct also is covered by the specific standards and procedures set forth below.

Obeying Laws and Regulations

Numerous laws, rules and regulations of the UK, Switzerland, the USA and other countries apply to PAM and PIC. As an employee, you are expected to conduct all business dealings in compliance with applicable laws. Breaching any of them could subject you and/or PAM / PIC to criminal, regulatory and civil penalties. If you have questions about these laws or how they apply to particular situations, ask your departmental head or consult the Compliance department.

Examples of activities prohibited by the Criminal laws are:

•	Accepting or soliciting anything of value intending to be influenced or rewarded in connection with Pictet’s business or in return for confidential information;

•	Stealing, embezzling or misapplying Pictet’s funds or assets;

•	Using Pictet’s funds or assets to finance political campaigns;

•	Misusing legal records and documents and client lists;

•	Obtaining a computer to gain unauthorised access to a client’s records;

•	Knowing that a criminal offence has been committed and helping the criminal avoid capture or punishment;

•	Making false reports to government and/or regulatory officials;

•	Using software in knowing breach of a licensing agreement; or

•	Money Laundering and Terrorist Financing

Anticompetitive Activities

The Sherman Antitrust Act in the United States prohibits any combination, conspiracy or agreement among competitors to restrict or prevent competition. A specific breach of this Act could be a formal or informal agreement between you and a competitor of Pictet to fix prices, allocate markets, allocate clients or refuse to deal with particular suppliers or clients.

If you are in contact with Pictet’s competitors, you must avoid any agreements with them (or even circumstances that might give the appearance of such agreements) relating to how Pictet conducts its business. You should be especially careful at social or professional gatherings and at trade association meetings where discussions or exchanges of information relating to competitive matters could occur.

Illegal Use of Pictet’s Funds and False Records

The purpose of any transaction that relates to Pictet’s funds or assets must be revealed and recorded at the time of the transaction. As an employee, you may not participate in any of the activities listed below:

•	Establish or maintain secret or unrecorded funds for the purposes of facilitating illegal payments

•	Engage in any transaction knowing that part or all of a payment is to be used for unlawful or improper purposes.

•	Record or participate in recording incorrect, fictitious or misleading entries in Pictet’s books or records.

•

Use Pictet’s funds or assets for political contributions in connection with political elections. Some US States have laws restricting the use of corporate funds or assets in connection with state elections. “Corporate assets” include your time during regular working hours, Pictet’s equipment and supplies, office space, clerical help and advertising facilities.

•	Make any payment for an expressed purpose on Pictet’s behalf to any individual who you know intends to use the money for a different purpose.

•

Make payments of cash or other items of value to political candidates, government officials, other businesses or individuals that are designed to influence the judgment or actions of the recipients in connection with any Pictet’s activity.

Questions concerning the permissibility of any of the above kinds of payments, which may raise issues under foreign as well as UK laws, should be directed to the Chief Compliance Officer.

1.4	Chief Compliance Officer (“CCO)”

The Chief Compliance Officer of both PAM and PIC is David Cawthrow, who is based in London and is responsible for the following:

•	Establishing and interpreting the requirements of the Code of Ethics;

•	Determining whether violations of the Code of Ethics have occurred;

•	Reviewing the contents of the Code of Ethics on at least an annual basis.

•	Determining, in conjunction with HR and the Boards of PAM Ltd, PAM SA, and PIC the nature of any sanctions that may be imposed against Employees for violations of the Code; and

•	Reporting at least annually on compliance with the Code to the Boards of Directors of PAM and PIC:

1.5	Code Interpretation and Enforcement

The CCO shall interpret, monitor compliance with and enforce the Code. All violations of this Code will be reported by the CCO to the Boards PAM / PIC who, in conjunction with HR, may impose such sanctions as it deems appropriate.

Material violations of this code may also, where appropriate, be reported to any client with respect to whose securities the violation has occurred or who may be deemed to have been disadvantaged by the violation.

From time to time the CCO will issue interpretations to facilitate compliance with the Code. These shall be appended to the Code and shall be considered part of it. A violation of any clarification shall be deemed a violation of the Code itself.

Dispensation

Application can be made to the CCO on a case-by-case basis for dispensation from certain provisions of the Code. Dispensations are granted only in exceptional circumstances, where it can be established that:

•	No conflict of interest arises as a result of the transaction and no Client would be disadvantaged or potentially disadvantaged as a result of the transaction;

•

An employee, by virtue of his position and knowledge, does not have an unfair advantage (for example, of information on client recommendations or transactions in a particular security or an equivalent security);

•	The position of the Employee himself (e.g. dispensation may be granted on a hardship basis);

•	The general position of PAM and PIC in respect of its fiduciary duties and its disclosure obligations is not in any way harmed or compromised.

Every dispensation will be documented as it occurs. A breach of a dispensation constitutes a breach of this Code.

1.6	Reporting Code Violations

All Persons must report code violations as soon as they occur. If you are aware of any violations of this Code, you must report it immediately report.You can report confidentially to the CCO on ext 5040 or directly to your manager or department head.

Compliance will retain records of breaches of this Code for at least 5 years.

1.7	Sanctions for breaches of the Code

Upon discovering that a Access Person has not complied with the requirements of this Code, the CCO or the management of PAM / PIC may, at their absolute discretion, impose appropriate remedial action. Employees may be required to cancel trades, disgorge profits or sell positions at a loss, and may face internal reprimands, fines, or termination of employment.

In relation to the Rules on Personal Account Dealing, the typical sanctions operate on a sliding scale and are set out below:

Flagrant breach of the Rules	Warning or dismissal depending on the circumstances, together with a reversal of the trade (no profits to members of staff)

Failure to comply with the Rules due to negligence	Ban on personal trading for an agreed period together with a reversal of the trade (no profits to members of staff)

Innocent or passive breach	Possible reversal of the trade (no profits to members of staff) at the discretion of the CCO

1.8	Certification of Compliance

The CCO will provide all employees with a copy of the Code of Ethics, and any amendments thereto. All employees are required to certify whenever the Code changes, that they have read and understood the Code and recognises that they are subject to the Code. Furthermore, all employees are required to certify annually that they have complied with all the requirements of the Code and that they have disclosed or reported all personal securities transactions required to be disclosed or reported pursuant to the requirements of the Code.

In order to comply with the SEC recordkeeping requirements, Compliance will maintain copies of all applicable versions of the Code of Ethics in force during the past 5 years.

2	PERSONAL ACCOUNT DEALING RULES (“PA Dealing Rules”)

Dealing in securities which are owned, or which may at some stage be purchased, for those accounts that are under a manager’s control or influence will always create the potential for conflict of interest.

Access Persons should understand that their first duty is to the client, and therefore they should avoid activities that could create conflicts of interest or even the appearance of conflicts of interest with PAM / PIC or its clients.

In addition to complying with the PA Dealing Rules as set out in this Code, all Access Persons must also comply with Pictet Directive 8 (as set out at Appendix B). Where there are any conflicts between this Code and Pictet Directive 8, compliance with this Code shall take precedence.

The requirements of section 2 of this Code apply to the transactions and holdings of all staff and their connected persons as defined in Appendix A

2.1	Legal Requirements

The FSA and SFBC Rules require all firms to implement adequate systems and controls to manage and monitor the conflicts arising from personal account trading.

The US Investment Advisers Act is more specific, and makes it unlawful for any Access Person, in connection with the purchase or sale by such person of a security “held or to be acquired” by a Client:

1)	To employ any device, scheme or artifice to defraud PAM / PICs clients;

2)	To mislead PAM / PIC’s clients;

3)	To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon PAM / PIC’s clients; or

4)	To engage in any manipulative practice with respect to PAM / PIC’s clients.

The Code requires you to comply with any applicable federal securities laws and rules of other regulatory bodies which apply to you from time to time.

2.2	Definitions

1	Covered Securities

“Covered securities” means any security as defined by the SEC and FSA. The term covered security is very broad and includes the list below. However this list is not exhaustive. If you have any doubt whether a transaction comes under the Personal Dealing rules, you must seek advice from the Compliance Department.

•	Equities in companies, including Investment Trusts, (e.g TEET);

•	Warrants, options, and futures on individual securities;

•	All kinds of limited partnerships;

•	Private investment funds, hedge funds, and investment clubs;

•	Bonds, convertible bonds, loan stocks, debentures and other debt instruments;

•	Swaps, and financial or commodity market bets (e.g. City Index), where the underlying or reference investment is a Covered Security;

•	All Pictet Mutual Funds, excluding the Cash, Money Market and Liquidity Funds; and

•	Any related security, that is a security related to or otherwise derived from a covered security;

The following are excluded from all the requirements of this chapter:

•	Transactions and holdings in direct obligations of the Government of the United States or any other OECD member state

•	Bankers Acceptances

•	Bank certificates of deposit

•	Commercial Paper and high quality short term debt instruments including repurchase agreements

•	Non-Pictet mutual funds

•	Pictet Cash, Money Market and Liquidity Funds

•	Cash, foreign exchange, all forward foreign exchange instruments and FX options.

2.3	Restrictions on Activities

(i)	Blackout Periods

No Access Person shall purchase or sell, directly or indirectly, any security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership (as defined in Appendix A) on a day during which any Client has a pending “buy” or “sell” order in that same security until that order is executed or withdrawn.

No person shall purchase or sell, directly or indirectly, any security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership (as defined in Appendix A) within seven calendar days before any Client trades in that security.

Exclusions from the requirements of this section 2.3 (i)

The restrictions and prohibitions in this section (2.3.(i) ) shall not apply to:

(i)	Purchases or sales in any account over which the Access Person has no direct or indirect influence or control; (See definition in Appendix A);

(ii)	Purchases or sales that are non-discretionary on the part of the Access Person;

(iii)	Purchases that are part of an automatic dividend reinvestment plan;

(iv)	Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from the issuer, and sales of such rights so acquired;

(v)	Index Futures and Index Options, subject to prior Compliance approval;

(vi)	Exchange Traded Funds (“ETFs”) based on indices subject to prior Compliance approval;

(vii)	Purchases or sales of Pictet mutual funds

(viii)	Subject to the advance approval of the compliance department, purchases or sales which are only remotely potentially harmful to a client, because such purchases or sales would be very unlikely to affect an institutional market, or because such transactions are clearly not related economically to the securities held, purchased or sold by the client. E.g securities with market caps in excess of US $10 bn or those securities listed on the main index of countries in the MSCI World Index. However, this exemption shall only apply for transactions under the value of £40,000 or CHF 100,000, executed over the course of any 7 day period.

However, all other requirements of this chapter refers to these trades, except as stated in 2.4 below, apply.

(ii)	Interested Transactions

No Access Person shall initiate any securities transactions for a Client without having disclosed his or her interest, if any, in such securities or the issuer thereof, including without limitation:

•	any direct or indirect beneficial ownership (as defined in Appendix A to this Code) of any securities of such issuer;

•	any contemplated transaction by such person in such securities;

•	any position with such issuer or its affiliates; and

•	any present or proposed business relationship between such issuer or its affiliates and such person or any party in which such person has a significant interest.

(iii)	Initial Public Offerings (IPO ) and Private Placements

In accordance with Pictet Directive 8 Access Persons shall not acquire directly or indirectly, beneficial ownership in any securities in an IPO for their personal account.

In very limited cases, Access Persons may apply to the Compliance Officer for a waiver of this requirement.

(iv)	Limit Orders

Limit orders are permitted in the following circumstances:

•

For securities with market caps in excess of US $10 bn or those securities listed on the main index of countries in the MSCI World Index, then limit orders may be placed upto £40,000 / CHF 100,000. Pre-clearance for limit orders from Compliance must be obtained in the normal manner, and are only valid for one month, after which approval must be re-sought. NB when seeking pre-clearance for limit orders then the price limit must be disclosed. If price limits are changed, approval should be sought again.

•	For other securities, then a limit order may be placed, but Compliance approval is only valid until the end of the next business day. After this time, Compliance approval must be obtained again.

2.4.	Short-Term Trading Profits

No Access Person shall profit from the purchase and sale, or sale and purchase, of the same (or equivalent) covered security of which they have beneficial ownership within 30 calendar days. Any prohibited profit so realised shall, be paid over to a charity of the Access Person’s choosing.

This minimum holding period requirement also applies to derivative and spread-betting transactions, where the underlying investment is a covered security as defined in section 2.2. However, the 30 day holding period does not apply to holdings of Index Futures and Index Options, or Exchange Traded Funds.

The purpose of this requirement is to address the real and perceived threat of front-running or other fraudulent and abusive practices involved in short-term trading, including market timing. The SEC approves of advisers mandating disgorgement of any profits if an employee affects a short-term trade.

In exceptional circumstances, such as personal hardship, then an exemption may be obtained in writing from the Chief Compliance Officer.

2.5	Pre-Clearance of Personal Transactions

An Access Person may directly or indirectly, acquire or dispose of beneficial ownership of a covered security, as defined, only if:

(i)	such purchase or sale has been approved in advance by the Compliance Department; and;

(ii)	the approved transaction is completed by the close of the following business day after approval is received; and

(iii)	Compliance has not rescinded such approval prior to execution of the transaction.

(NB if a transaction has not been completed by the end of the next business day after approval has been given, then approval to trade must be sought again Failure to do so will constitute a breach of these rules, and the sanctions as set out in Section 1.7 of this Code may be applied);

Compliance monitor all PA transactions in order to ascertain any pattern of conduct that may evidence conflicts or potential conflicts with the principles and objectives of this Code. It include analyzing patterns of front running, parallel running or “too close” to client order trading, especially if the client has not finished accumulating a large position over many days. Such behavior may not be tolerated as they contravene the provisions of this Code, as well as the FSA, SEC and SFBC rules, and may reveal trading behavior detrimental to PAM / PIC client order flow.

Advance trade clearance in no way waives or absolves any Accessed Person of the obligation to abide by the provisions, principles and objectives of this Code.

2.6	Reporting of Transactions and Disclosure of Holdings

(1)	Quarterly Transaction Reports

Every Access Person must submit, no later than 30 calendar days after the end of each calendar quarter, a report containing the following information about each transaction in a covered security undertaken during the preceding quarter. The report must contain information concerning any direct or indirect beneficial ownership (as defined in Attachment A to this Code) of a covered security.

(i)	The date of the transaction, the title and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved:

(ii)	The nature of the transaction (i.e. purchase, sale or other acquisition or disposition):

(iii)	The price at which the transaction was effected:

(iv)	The name of the broker, dealer or bank with or through whom the transaction was effected; and

(v)	The date the report is submitted by the Access Person

(vi)	The name of the account, and account number if a Pictet account

An Access Person shall not be required to make a report with respect to any transaction effected for any account over which such person does not have any direct or indirect influence or control or which would duplicate information.

An Access Person will be deemed to have complied with the transaction reporting requirements by causing duplicate brokerage statements be sent to the Compliance Department. These statements must contain all transactions required to be reported and included all the required information.

Any Access Person who had no personal securities transaction during the quarter will be required to confirm this by completion of a nil return.

(2)	Disclosure of Personal Holdings

(a)	Initial Holdings Report

Each Access Person shall supply the Compliance Department with an initial holdings report within 10 days of becoming an Access Person, containing the following information

(i)	The name of securities, type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership, as defined in Appendix A;

(ii)	The name of any broker, dealer or bank, with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and

(iii)	The date the Access Person submits the report

(iv)	The name of the account, and account number if a Pictet account

The information submitted must be current as of a date no more than 45 days before the person became an access person.

(b)	Annual Holdings Reports

Each access person shall as at 30 June each year file an annual holdings report containing the same information required in the initial holdings report above. This report must be submitted with 45 days, i.e. by 14 August each year.

Important Notes:	Failure to submit a transaction report or personal holdings disclosure within the timescales stated above will constitute a breach of the Code and will be recorded in the PAM / PIC breach register. A number of clients require disclosure of such breaches, and therefore all employees should take every precaution not to breach this Code.

Furthermore, failure to comply with these reporting requirements will be taken into consideration when determining staff bonuses.

(3)	Confidentiality

All information obtained from any Access Person hereunder shall be kept in strict confidence, except that reports of securities transactions hereunder may be made available to the Securities and Exchange Commission, the Financial Services Authority, the Swiss Federal Banking Commission or any other regulatory or self-regulatory organisation, and may otherwise be disclosed to the extent required by law or regulation.

2.7	Record Keeping Requirements

In accordance with SEC recordkeeping requirements, the following documentation will be retained by the Compliance Department for at least 5 years .

(i)	All transaction and holding reports

(ii)	Details of all dealing requests, including rejected requests with a rationale for rejection.

(iii)	Details of all IPOs that Compliance permits Access Persons to participate in together with an explanation as to why there is no conflict of interest arising.

(iv)	All breaches of the Personal Account Dealing Rules.

2.8	Waiving the requirements of the Pictet Personal Account Dealing Rules

In certain circumstances the requirements of these rules may be waived or amended at the complete discretion of the Compliance department, where there is no impact or potential impact to clients, and there are no additional conflicts caused by the trade.

For example:

(a)	Where seeking approval to trade shares held via the employee share scheme of a previous employer, where there are limited opportunities to trade (due to rules of employers scheme, and timing of the execution of the trade is determined by scheme administrators; or

(b)	Cases of personal hardship.

In each case, approval must still be sought from Compliance for each instance, and Compliance will judge each individual request on its merits at the time of the request. The approval of a previous trade, or a similar trade for another staff member does not constitute a precedent.

A Summary of the Personal Account Dealing Rules is shown in the table below.

PERSONAL ACCOUNT TRADING RULE APPLICABILITY TABLE

Instrument	Pre-clearance required	No trading within 7 days of client	Length of validity of Compliance pre-clearance	Minimum Holding period	Quarterly transaction reports	Annual holdings disclosure
Equities - non large cap	✓	✓	Next business day	30 days	✓	✓
Equities - large cap trades < £40k / CHF 100k	✓	N/A	Next business day	30 days	✓	✓
Equities - large cap trades > £40k / CHF 100k	✓	✓	Next business day	30 days	✓	✓
Limit orders - large cap trades < £40k / CHF 100k	✓	N/A	1 month	30 days	✓	✓
Limit orders - all except large cap <£40k / CHF100k	✓	✓	Next business day	30 days	✓
All other limit orders	✓	✓	Next business day	30 days	✓	✓
Warrants, Options & Futures on securities / commodities	✓	✓	Next business day	30 days	✓	✓
Hedge Funds, private investment funds and clubs	✓	✓	Next business day	30 days	✓	✓
Bonds, convertibles, debentures etc	✓	✓	Next business day	30 days	✓	✓
Spread-betting referenced on covered securities	✓	✓	Next business day	30 days	✓	✓
Pictet mutual funds	✓	N/A	Next business day	30 days	✓	✓
OECD Government Debt	N/A	N/A	N/A	N/A	N/A	N/A
Bankers Acceptances and Certificates of Deposit	N/A	N/A	N/A	N/A	N/A	N/A
Commercial Paper, and high quality short term debt	N/A	N/A	N/A	N/A	N/A	N/A
Non-Pictet mutual funds	N/A	N/A	N/A	N/A	N/A	N/A
Cash, FX, FFX instruments and fx options	N/A	N/A	N/A	N/A	N/A	N/A
Pictet Cash, Money Market and Liquidity Funds	N/A	N/A	N/A	N/A	N/A	N/A
Index Futures and Index Options	✓	N/A	Next business day	N/A	✓	✓
Exchange Traded Funds based on indices	✓	N/A	Next business day	N/A	✓	✓
Non-discretionary trades	N/A	N/A	N/A	N/A	✓	✓
Trades made under a dividend reinvestment plan	N/A	N/A	N/A	N/A	✓	✓
Purchases under a rights issue	N/A	N/A	N/A	30 days	✓	✓

3	GIFTS AND ENTERTAINMENT

3.1	Introduction

Giving, receiving or soliciting gifts in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. For the protection of all staff and PAM,/ PIC even the appearance of a possible conflict of interest must be avoided. Therefore, PAM / PIC has adopted the policies set forth below to guide all staff in this area. This is applicable as much for the offering of gifts as it is to the receipt of gifts

The general principles are:

•

Staff should not accept or provide any gifts or favors that might influence the decisions you or the recipient must make in business transactions involving PAM / PIC or that others might reasonably believe would influence those decisions;

•

Modest gifts and favours, which would not be regarded by others as improper, may be accepted or given on an occasional basis. Entertainment that satisfies these requirements and conforms to generally accepted business practices is also permissible;

•

Staff must not offer or accept gifts or other items of value (including entertainment) unless it is clearly reasonable to do so in the circumstances and provided their frequency and value are not of an excessive or lavish nature.

•	Where there is a law or rule that applies to the conduct of a particular business or the acceptance of gifts of even nominal value, the law or rule must be followed.

3.2	Reporting Requirements

(i)	Acceptable Gifts at all times

Certain gifts and entertainment do not create the risk of corruption or breach of trust to PAM / PIC and are permissible. Therefore you may accept, the following without the approval of Compliance

•

Gifts, gratuities, amenities or favors based on obvious family or personal relationships (e.g. between a member of staff’s parents, children or spouse) where the circumstances make it clear that those relationships (rather than PAM / PIC’s business) are the motivating factor;

•

Meals, refreshments, travel arrangements or accommodation, or entertainment of reasonable value in the course of a meeting or other occasion held for business discussions, provided that the expenses would have been paid by PAM / PIC as a reasonable business expense;

•	Advertising or promotional material, such as pens, pencils, note pads, key chains, calendars and similar items

•	Gifts with a value upto £50 / CHF 125 that are related to well recognized events or occasions, such as a promotion, conference, sports outing, new job, wedding, Christmas, retirement or holiday; or

•	Civic, charitable, educational or religious organization awards for recognition of service and accomplishment.

(ii)	Gifts > CHF125 / £50 but < CHF500 / £200

Staff who accept/give, directly or indirectly, anything of value from any person or entity that does business with or on behalf of PAM / PIC including gifts, entertainment and gratuities with value in excess of CHF 125 / £50 per year must:

1.	Notify Compliance via the Lotus Notes gifts database

2.	Obtain approval from Compliance before accepting/giving such gift.

3.	Compliance will approve or deny requests based upon the reasonableness of the circumstances and whether the circumstances pose a threat to PAM / PIC’s integrity. This will include the frequency of gifts and entertainment received/given to the same source.

4.	Compliance will maintain records of all requests and responses and monitor the Gifts register.

(iii)	Gifts > CHF500 / £200

Receipt of gifts and entertainment in excess of CHF 500 / £200 must be cleared by a Business Unit Head prior to clearance by the Compliance Department.

3.3	Prohibited Behaviour

1-	Soliciting for himself, a Connected Person or for a third party anything of value from anyone in return for PAM / PIC business, service or confidential information;

2-	Accepting cash from a Client, supplier or person to whom you refer business;

3-	Using your position to obtain anything of value from a Client, supplier or person to whom you refer business;

4-	Except as provided below, accepting anything of value (other than earned salary and fees) from anyone in connection with the business of PAM / PIC.

3.4	Provision of Gifts or Entertainment to certain US clients

US Clients subject to ERISA or Department of Labour legislation are generally prohibited from accepting gifts or entertainment of any description, sometime including lunch and refreshments.

Therefore, staff should not offer gifts or entertainment to these clients. If in any doubt please check with the client or Compliance prior to offering the gift or entertainment.

3.5	Other Considerations

Travel to events

Staff must pay their own travel expenses or the cost of travel. If the provider of the entertainment has paid for the travel costs, the member of staff should make a donation to charity for a similar sum.

Leave for Entertainment

The Business Unit Head must sanction leave of absence taken by staff to attend corporate hospitality events. Unless otherwise agreed, absence during working time must be taken as a holiday.

4	DEALING WITH PERSONAL CONFLICTS OF INTEREST

Introduction

A conflict of interest is generally defined as a person or entity having two or more interests that are inconsistent. You should not cause Pictet or yourself to have a conflict of interest, and should be particularly sensitive to situations involving family or household members. A conflict of interest occurs when you allow any interest, activity or influence outside of Pictet to:

•	Influence your judgment when acting on behalf of Pictet;

•	Compete against Pictet in any business activity;

•	Divert business from Pictet;

•	Diminish the efficiency with which you perform your regular duties;

•	Harm or impair Pictet’s financial or professional reputation; or

•	Benefit you at the expense of Pictet.

As an employee you are not permitted to participate in any activity that causes a conflict of interest or gives the appearance of a conflict. Areas frequently involved in conflicts of interest and examples of prohibited activities are described below.

If you believe that you have or may be perceived to have a conflict of interest, you must disclose that in writing to the CCO who will keep copies of all such disclosures.

1	Self-Dealing

You are restricted from becoming involved in certain business dealings with Pictet. As an employee, you are prohibited from:

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Directly or indirectly buying assets from (other than assets being offered to the public or employees generally), or selling assets to, Pictet or any account for which Pictet acts as an investment manager or adviser unless you have prior approval from the CCO or you have court or regulatory approval, as required;

•

Representing Pictet in any activity (whether an internal Pictet activity or a transaction between Pictet and a third party) requiring your judgment or discretion which affects a person or organisation in which you have a material interest, financial or otherwise;

•	Representing any non-Pictet company in any transaction with Pictet, which involves the exercise of discretion by either party.

2	Outside Activities

You are expected to avoid any outside interest or activity that will interfere with your duties. Generally, your outside interests or activities should not:

•	Materially encroach on time or attention you devote to your duties;

•	Adversely affect the quality of your work;

•	Compete with Pictet’s activities;

•	Involve any significant use of Pictet’s equipment, facilities or supplies;

•	Imply Pictet’s sponsorship or support (for example, through the use of Pictet stationery for personal purposes); or

•	Adversely affect the reputation of Pictet.

3	Accepting Honoraria

Neither you nor any connected person may accept cash honoraria for your public speaking or writing services on Pictet’s behalf.

If a cash honorarium is tendered, you should donate it to PAM / PIC and request that it be donated to a charity of PAM /PIC’s choice. You may accept non-cash honoraria of modest value (as per gifts policy) or may accept reimbursement for related expenses.

4	Accepting Fiduciary Appointments

A fiduciary appointment is an appointment as an administrator, executor, guardian, custodian for a minor, trustee or managing agent. Unless you are acting on behalf of a connected person or you have obtained approval from the CCO, you may not accept a fiduciary or co-fiduciary appointment. If such approval is given you must ensure that your appointment does not interfere with the time and attention, that is required to effect your job responsibilities.

5	Participating in Civic Affairs

You are encouraged to take part in charitable, educational or other civic affairs, as long as such affairs do not interfere or conflict with your responsibilities at Pictet. Please review the requirements of “Serving as an External Director or Officer” (below) as they may apply to your participation in civic affairs. You should not imply Pictet’s sponsorship or support of any outside event or organisation without the approval of the a member of ExBo.

6	Serving as an External Director or Officer of a Public Company

No member of staff shall serve on the Board of Directors of any publically traded company without the prior authorisation of a Director of PAM / PIC and the CCO, based upon a determination that such Board service would be consistent with the interests of PAM /PIC’s clients. Where board service is permitted, PAM /PIC shall implement a “Chinese Wall” or other appropriate procedure to isolate such person from making decisions relating to that company’s securities.

On a periodic basis Compliance will require all staff to confirm the directorships that they hold.

7	Serving as an External Director or Officer of a Private Company

In view of the potential conflicts of interest and the possible liability for both you and Pictet, you should be cautious when considering service as an officer, partner or director of any non-Pictet entity. Before agreeing to such service, you should disclose it to the CCO and to ExBo.

If you are serving as an officer, or director of an external entity, you should:

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Not attempt to influence or take part in any vote or decision that may lead to the use of a Pictet product or service by the external entity, or result in the conferring of a special benefit to Pictet by the external entity and assume that the external entity’s records reflect your abstention;

•

Relinquish any responsibility you may have for any Pictet relationship with the external entity. (This is not applicable where an individual is appointed to the Board of a private equity investment company by PAM, and the individual is involved in managing the fund making the investment.)

•	Be satisfied that the external entity conducts its affairs lawfully, ethically and in accordance with prudent management and financial practices.

8	Participating in Political Activities

Pictet encourages you to keep informed concerning political issues. If you do participate in any political activity, you may not act as a representative of Pictet unless you are specifically authorised in writing to do so by a Director of PAM / PIC.

As previously stated, it is unlawful to use Pictet’s funds or assets in connection with political elections. In the US many states also restrict the use of corporate funds and assets in connection with state elections.

9	Giving Advice to Clients

Unless your regular duties specifically permit, and you are qualified to do so, you may not give legal, tax or investment advice to clients.

You may be asked by a client to make a statement regarding the legal implications of a proposed transaction. If you are not authorised to give legal advice to clients, be sure, that nothing you say might be interpreted as legal advice.

Please remember that PAM / PIC is not a legal or tax advisor, and cannot give such advice. Clients should be sure that nothing said or written constitutes tax or legal advice.

5	RESPECTING PICTET CONFIDENTIAL INFORMATION

1	In General

As an employee, you may have confidential information concerning Pictet’s clients, fellow employees and suppliers. Such confidentiality must be maintained and the information used only for valid business purposes. Under no circumstances may you use such information for personal gain or pass it on to any person outside Pictet, including family or friends, or even to other employees who do not need such information to perform their jobs or to provide services to or for Pictet.

2	News Media Communications

Any communications or disclosures of information to the news media must only be done with the prior approval of a member of the Executive Board, or the Marketing Director. All media inquiries should be directed to a member of the Executive Board, or in London, the Marketing Director of PAM.

3	Information obtained from Business

You may possess confidential information about those with whom Pictet has business relations. If released, such information could have a significant effect on their operations, their business reputations or the market price of their securities. Disclosing such information could expose both you and Pictet to liability for damages.

4	Pictet Financial Information

Financial information about Pictet is confidential, and except as required by law, regulation or approved by the Finance Officer or CCO, is not to be released to any person or organisation.

5	Pictet Examination Information

Regulatory examiners periodically review Pictet. Certain reports made by those regulatory agencies are the property of those agencies and are strictly confidential. Giving information from those reports to anyone not officially connected with Pictet is a violation of this Code and may be an offence.

6	Pictet Proprietary Information

Certain non-financial information developed by Pictet (such as business plans, client lists and records, methods of doing business, employee records, models, computer software, source codes, databases and related documentation) is valuable information that is proprietary and confidential. You are not to disclose it to anyone outside Pictet or to anyone inside Pictet who does not have a need to know such information. This obligation survives your employment with Pictet. Employees are prohibited from using Pictet time, resources and assets (including its proprietary information) for personal gain. Pictet has proprietary rights in any materials, products or services that you create which relates to your work at Pictet, that use Pictet’s resources (equipment, etc.) or that are created during your regular work hours. You must disclose such materials, product or services to Pictet.

7	Electronic and Voice Communication Systems

E-mail, voice and other electronic communications systems provided by Pictet are intended for Pictet’s business use only. Communications made using these systems are subject to retention, review and inspection. You should not expect communications made using these systems to be treated as private and confidential. You should limit the transmission of highly sensitive information on these systems. Messages created in these systems should comply with the Pictet Directives.

8	Information Security Systems

If you have access to Pictet’s information systems, you are responsible for taking precautions necessary to prohibit unauthorised entry to the system. You should safeguard your passwords or other means of entry.

9	Computer Software

Computer software is to be used for Pictet’s business only and must be used in accordance with the terms of the licensing agreement. No copying of software is permitted except in accordance with the licensing agreement.

10	Inside Information

Insider information is material non-public information relating to any corporation issuing or that has issued securities. Information is considered “material” if it is important enough to affect the judgment of investors about whether to buy, sell or hold securities, or to influence the market price of the securities.

The courts have ruled that insider information about issuers must be made public before anyone possessing it can trade or recommend the purchase or sale of the securities concerned. Under law, you, Pictet and the person who receives the information could be held legally responsible for misusing insider information.

The insider information laws are complex. Employees must be extremely cautious in providing any inside information to any person outside of Pictet or in using inside information obtained at Pictet in making personal or client investment decisions.

Further details of the law relating to, and the procedures for dealing with, inside information are contained in Chapter 16 of the Compliance Manual. If you have any doubts about whether or not information is inside information or whether or how it can be used, you should consult the Compliance Department.

11	“Chinese Wall” Policy

To facilitate compliance with the prohibition on trading in securities while in possession of insider information, many financial services organisations, including Pictet, have adopted “Chinese Wall” policies. The Chinese Wall separates the business units or employees likely to receive insider information from the business units or employees that trade in securities or provide investment advice.

Pictet’s Chinese Wall policy is contained in Chapter 3.4 of the Compliance Manual and, among other things, establishes rules restricting the flow of information between Pictet London / PAM SA and other members of the Pictet Group; procedures to be used by employees to obtain information from other departments or other associated entities; and procedures for reporting the receipt of material non-public information by employees.

You must know this policy, particularly if you work in an area that handles investment decisions or if you supply or might be asked to supply information to employees in such areas. Under no circumstances should you receive or pass on information that may lead to a violation of the insider trading laws, otherwise create a conflict of interest, or interfere with a legal or business obligation of Pictet.

6	COMPLIANCE AND CODE OF ETHICS CONTACT SHEET

David Cawthrow

Chief Compliance Officer

Phone: 0044 207 847 5040

Fax: 0044 207 847 5046

Email dcawthrow@pictet.com

London	Geneva
Ijeoma Aghanya	Marc Tonnerre
Senior Compliance Manager	Senior Compliance Manager
Phone 0044 207 847 5041	Phone: 0041 58 323 2053
E-mail Iaghanya@pictet.com	E-mail mtonnerre@pictet.com

James Read	Frederic Crettex
Compliance Manager	Compliance Manager
Phone 0044 207 847 5118	Phone 0041 58 323 5781
E-mail jread@pictet.com	Email fcrettex@pictet.com

Tanya Barvenik	Melina Dimitrikakis
Compliance Manager	Compliance Manager
Phone: 0044 207 847 5043	Phone 0041 58 323 5765
Email: tbarvenik@pictet.com	Email: mdimitrikakis@pictet.com

Catherine Halpin	Andrew Dobson
SeniorCompliance Monitoring Officer	Junior Compliance Monitoring Officer
Phone: 0044 207 847 5042	Phone: 0041 58 323 5824
Email: chalpin@pictet.com	Email adobson@pictet.com

Andrew Judd
Compliance Monitoring Officer
Phone: 0044 207 847
Email: ajudd@pictet.com

Niall Magee
Compliance Monitoring Officer
Phone 0044 207 847
E mail nmagee@pictet.com

Tristan Patel
Compliance Administrator
Phone 0044 207 847 5081
E mail tpatel@pictet.com

Fax 0044 207 847 5046 (confidential)	Fax: 0041 58 323 3030 (not confidential)

Appendix A – Definition of Beneficial Ownership

“Beneficial ownership”, for purposes of this Code, shall be determined in accordance with the definition of “beneficial owner “ set forth in Rule 16a-1(a) under the Securities Exchange Act of 1934, as amended, i.e. a person must have a “direct or indirect pecuniary interest” to have “beneficial ownership”. Although the following list is not intended to be exhaustive, pursuant to the rule, a person is generally regarded as the beneficial owner of the following securities.

(i)	securities held in the person’s own name;

(ii)	securities held with another in joint tenancy, community property or other joint ownership;

(iii)	securities held by a bank or broker as nominee or custodian on such person’s behalf of securities pledged as collateral for a loan;

(iv)	securities held by members of the person’s immediate family sharing the same household (“immediate family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (including unmarried partner), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships);

(v)	securities held by a relative not residing in the person’s home if the person is a custodian, guardian or otherwise has controlling influence over the purchase, sale or voting of such securities;

(vi)	securities held by a trust in which the person is a beneficiary and has or shares the power to make purchase or sales decisions;

(vii)	securities held by a trust for which the person serves as a trustee and in which the person has a pecuniary interest (including pecuniary interests by virtue of performance fees and by virtue of holdings by the person’s immediate family);

(viii)	securities held by a general partnership or limited partnership in which the person is a general partner;

(ix)	securities owned by a corporation in which the person has a control position or in which the person has or shares investment control over the portfolio securities (other than a registered investment company)

(x)	securities in a portfolio giving the person certain performance related fees; and

(xi)	securities held by another person or entity pursuant to any agreement, understanding, relationship or other arrangement giving the person any direct or indirect pecuniary interest.

Appendix B – Pictet Directive 8 – Operations for Own Account

Current accounts of staff members and members of their family benefiting from the special conditions for employees must not be overdrawn.

Stock market transactions carried out for their own accounts by Pictet’s employees and members of their families on the basis of the privileged terms and conditions granted to employees shall be subject to Directive 13 and to the following rules and regulations:

1.	Annual turnover (buying and selling combined) shall not exceed 10 times the value of the portfolio for portfolios up to a total asset value of CHF250,000 or 6 times for portfolios of a higher value.

2.	Invoices for sales and purchases of warrants, options etc. shall not exceed 10 items per month.

3.	The Risk controlling team of the Accounting department shall have access to those accounts that conduct transactions requiring the signature of the “Special Mandate for Transactions on Derivative Instruments and Short Sales (“TOFF II” mandate).

4.	It is forbidden to sell a security less than three days after buying that security, except in the case of a fall in price of securities recently purchased. Example: a position bought on a Thursday cannot be sold before the following Tuesday, in other words on the third working day following the transaction date.

5.	Securities portfolios may not be financed using Lombard loans. Where the Bank grants a loan, the securities portfolio must first be liquidated, and cannot be reconstituted until the loan is reimbursed.

6.	Transfers of securities between two nominal accounts which belong to the same employee or to members of his/her family, are allowed in exceptional cases. Any other transfer is forbidden.

7.	It is strictly forbidden to trade for one’s own account and neglect an order from a client or the securities position in the Nostro account.

8.	Staff members are not authorized to subscribe to IPOs, secondary placements or convertibles for their own accounts. They are authorized to subscribe to restricted securities, once all requests from clients (including collective investment funds) at the level of the Pictet Group have been met in full. Subscription orders from staff members shall under no circumstances constitute an over subscription compared to the value of their portfolios and must always be placed prior to the allocation date.

9.	Front-running operations are forbidden.

10.	It is forbidden, except with express and exceptional authorisation from the Management, to open a securities portfolio outside of Pictet & Cie.

11.	Staff members may not include their transactions in global orders.

We wish to remind you that it is illegal to carry out transactions for one’s own account or on behalf of a third party by acting on confidential information or by insider trading.

The staff shall not neglect their obligations and duties towards the bank and its clients by concentrating on managing their own affairs. Employees shall strive to avoid any potential conflict of interests: they shall, in particular, refrain from taking personal advantage of transactions which they are required to carry out for a third party.